As filed with the Securities and Exchange Commission on December 30, 1999

                                               Registration No. 333------

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                             ----------------

                                 FORM SB-2
                          REGISTRATION STATEMENT
                                   UNDER
                        THE SECURITIES ACT OF 1933

                             ----------------

                         CAVION TECHNOLOGIES, INC.
              (Name of Small Business Issuer in its Charter)

      Colorado                    514191                  84-1472763
  (State or other        (Primary North American       (I.R.S. Employer
    jurisdiction         Industry Classification     Identification No.)
 of incorporation)            System Number)

                       7475 Dakin Street, Suite 607
                          Denver, Colorado 80221
                              (303) 657-8212
       (Address and Telephone Number of Principal Executive Offices
                     and Principal Place of Business)

                              DAVID J. SELINA
                   President and Chief Executive Officer
                         Cavion Technologies, Inc.
                       7475 Dakin Street, Suite 607
                          Denver, Colorado 80221
                              (303) 657-8212
         (Name, Address, including Zip Code, and Telephone Number,
                including Area Code, of Agent for Service)
                             ----------------

                                Copies to:

                          S. LEE TERRY, JR., ESQ.
                           CYNTHIA R. CAIN, ESQ.
                            Gorsuch Kirgis LLP
                            Tower I, Suite 1000
                           1515 Arapahoe Street
                          Denver, Colorado  80202
                               (303)376-5000

                             ----------------

     Approximate date of commencement of proposed sale to the public: as soon as practicable after this registration statement becomes effective.

                             ----------------

   THE REGISTRANT WILL AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
     SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE
 WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE
     REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A),
                              MAY DETERMINE.

                      CALCULATION OF REGISTRATION FEE

                                     Proposed    Proposed
                                     Maximum     Maximum        Amount
Title of Each Class      Amount to   Offering   Aggregate         of
of Securities to be          be     Price Per    Offering    Registration
Registered               RegisteredShare(1)(2) Price(1)(2)       Fee
                         --------------------- -----------   ------------

Class A common stock,
  $.0001 par value
  per share               831,891      $6.50 $5,407,291.50     $1,503.23

Common stock issuable
  upon exercise of
  warrants to purchase
  Class A common stock(3)  30,000      $6.50   $195,000.00        $54.21

Common stock issuable
  upon conversion of
  Class B common stock
  to Class A common
  stock (4)                28,648      $6.50   $186,212.00        $51.77

Total                        --          --  $5,788,503.50     $1,609.21


(1) Estimated solely for the purpose of calculating the amount of the registration fee.
(2) The price is based on the last sale price reported on the National Association of Securities Dealers Automated Quotation System on December 27, 1999.
(3)  Each warrant is exercisable for one share of common stock.
(4) Each Class B common share is convertible into one share of common stock.



               Subject to completion, dated December 27 1999


PROSPECTUS

                              831,891 Shares

               [Logo - cavion.com            secure connectivity
                                             from a single-minded
                                             company]

                               Common Stock

-------------------------------------------------------------------------

This prospectus relates to 831.891 shares of common stock of Cavion Technologies, Inc. that may be sold from time to time by the selling shareholders named in this prospectus.

We will not receive any proceeds from the sales by the selling shareholders.

Our common stock is traded on the Nasdaq SmallCap Market under the symbol CAVN. On December 23, 1999, the last reported sale price of the common stock was $6.1875 per share.

             INVESTING IN SHARES OF OUR STOCK INVOLVES RISKS.
                       RISK FACTORS BEGIN ON PAGE 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------

                          ------------------,1999

The information in this prospectus is not complete and may change. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                       [INSIDE COVER OF PROSPECTUS]

                                  [Blank]


                            PROSPECTUS SUMMARY

                                cavion.com

     cavion.com offers products and services for business to business communications, secure Internet financial products, such as online banking and bill paying services, and secure Internet access and services for our customers. We are also building and managing a secure private communications network exclusively for the credit union industry, which we call CUIiNET(R). Our network acts as communications platform for the delivery of services and information to and from credit unions and related businesses.

     Our principal executive offices are located at 7475 Dakin Street, Suite 607, Denver, Colorado 80221. Our telephone number is 303-657-8212.

                               The offering
                               ------------

Common stock offered by selling
shareholders                            831,891 shares

Use of proceeds                         We will not receive any proceeds
                                        from the sale of the common stock

Nasdaq symbol                           CAVN



                       Summary financial information
                       -----------------------------

     The following tables contain our summary financial data. In addition to this summary financial data, you should refer to the more complete financial information included elsewhere in this prospectus. Earnings per share in the summary financial information excludes the effect of our October 29, 1999 sale of 1,200,000 shares of common stock in our initial public offering.

                                     cavion.com                Pro Forma
                                    Period from                 Combined
                        LanXtra    August 18,1998              Year Ended
                       Year Ended  (Inception) to  Pro Forma  December 31,
                      December 31,  December 31,  Adjustments     1998
                          1998          1998      (unaudited) (unaudited)
                      ------------ -------------- ----------- ------------

STATEMENT OF
------------
OPERATIONS DATA:
---------------

   Revenue            $   215,022     $      --    $      --  $   215,022

   Cost of Revenue        222,419            --           --      222,419

   Operating Expenses   1,117,892         6,877      914,146    2,038,915
                      -----------      --------    ---------  -----------

   Operating Loss     (1,125,289)       (6,877)    (914,146)  (2,046,312)

   Interest expense,
      and other           845,213        29,067    (584,480)      289,800
                      -----------      --------    ---------  -----------

   Loss from
      continuing
      operations     $(1,970,502)     $(35,944)   $(329,666) $(2,336,112)
                      ===========      ========    =========  ===========

   Basic and diluted
      net loss from
      continuing
      operations per
      share                                                         $(.77)
                                                                    =====

   Weighted average
      common shares
      outstanding -
      basic and
      diluted                                                   3,029,218
                                                              ===========




                                                               Pro Forma
                                     cavion.com                 Combined
                                        Nine                      Nine
                        LanXtra        Months                    Months
                       One Month       Ended                     Ended
                         Ended     September 30,  Pro Forma  September 30,
                      January 31,       1999     Adjustments      1999
                          1999      (unaudited)  (unaudited)  (unaudited)
                      ------------ -------------------------  ------------

STATEMENT OF
------------
OPERATIONS DATA:
---------------

   Revenue             $  37,850     $  384,809     $     --   $  422,659

   Cost of Revenue        31,898        283,467           --      315,365

   Operating Expenses    213,311      2,803,816       79,421    3,096,548
                       ---------     ----------     --------   ----------

   Operating Loss      (207,359)    (2,702,474)     (79,421)  (2,989,254)

   Interest expense,
      and other           64,069        391,966     (52,932)      403,103
                       ---------     ----------     --------   ----------

   Net Loss           $(271,428)   $(3,094,440)    $(26,489) $(3,392,357)
                        ========     ==========      =======   ==========

   Basic and diluted
      net loss per
      share                                                        $(1.20)
                                                                  =======

   Weighted average
      common shares
      outstanding -
      basic and
      diluted                                                   2,830,600
==========


The following table is a summary of our balance sheet data. The pro forma column reflects our receipt of the net proceeds of the 1,200,000 shares of common stock we sold in our initial public offering and the 90,500 shares sold in the partial exercise of the over-allotment at $6.50 per share, after deducting underwriting discounts and commissions and expenses of our initial public offering.

The pro forma as adjusted column reflects the repayment upon completion of our initial public offering of our line of credit, notes payable to former LanXtra shareholders, back pay to former employees, promissory notes payable and equipment purchases.


                                                              Pro Forma
                          cavion.com             Pro Forma   As Adjusted
                          September   Pro Forma  September    September
                           30, 1999  Adjustments  30, 1999     30, 1999
                         (unaudited) (unaudited)(unaudited)  (unaudited)
                         ----------- ----------------------  -----------

BALANCE SHEET DATA:
-------------------

  Current Assets          $  838,170  $6,792,000  $ 7,630,170 $ 6,202,170

  Total Assets            $5,505,332  $6,792,000  $12,297,332 $10,869,332
                          ==========  ==========  =========== ===========

  Current Liabilities     $2,921,002  $     --    $ 2,921,002 $ 1,493,002

  Long-term
    Borrowings               502,678        --        502,678     502,678

  Putable Stock              196,577        --        196,577     196,577

  Stockholders'
    Equity                 1,885,075   6,792,000    8,677,075   8,677,075
                          ----------  ----------  ----------- -----------

  Total Liabilities
    and Stockholders'
    Equity                $5,505,332  $6,792,000  $12,297,332 $10,869,332
                          ==========  ==========  =========== ===========



                               Risk Factors
                               ------------

Because we have a short operating history, you will have limited historical information about us on which to base your investment decision
-------------------------------------------------------------------------

     Our business plan was developed in January 1998 and we began acquiring credit union customers, other than our original pilot customers, in April 1998. Accordingly, we have a limited operating history upon which you may evaluate us. We face the risks and uncertainties faced by early-stage companies. Our short operating history makes it difficult to predict our future financial results.

Because we have not yet been profitable, we may not have sufficient resources to execute our business plan
-------------------------------------------------------------------

     As of the date of this prospectus, we have not been a profitable business. We may never achieve profitable operations. Even if we do become profitable, we may not be able to continue to be profitable. Combined with LanXtra, we reported a total loss of $2,006,446 for the year ended December 31, 1998, comprised of a $35,944 net loss for cavion.com and a net loss of $1,970,502 for LanXtra. We reported additional combined losses of $3,365,868 for the nine months ended September 30, 1999. We expect to continue to report losses through most of the year 2000. Today, we receive our revenue from the license and sale of products and services to our credit union customers. Our revenue has grown since the start of our business but it may not continue to grow or even continue at its current level. Because some of our expenses are fixed, including equipment and real estate leases, if our revenue does not increase, we may not be able to compensate by reducing our expenses as much or as quickly as we need to do. It is possible that our operating losses will continue at present levels or even increase in the future. Our business, our financial condition and the results of our operations will be materially and adversely affected if we can't quickly adjust our operating expense levels to at least match our revenue levels.

If we are unable to attract more credit union customers, we may not be able to execute our business plan
------------------------------------------------------------------

     As of the date of this prospectus, substantially all our revenue has been derived from network access and connectivity fees and installation service fees from our credit union customers. We expect that reliance to continue for at least the next 16 months, after which we expect our affinity program to generate increasing revenue. Our revenue depends on information-technology spending by credit unions and we can't be sure that this type of spending will increase as we expect or even continue at today's levels. We do expect the credit union industry to grow over the next several years, partially because credit unions have recently been allowed to expand their membership beyond a single employee group. We think that, as the credit union industry grows, its demand for information technology products will also grow. Still, the demand for our products and services is unpredictable. Our network currently hosts 80 credit unions, three credit union leagues, two of which provide check clearing services to credit unions, one corporate credit union, which provides liquidity services to credit unions, and two credit union vendors, one of which is a provider of website design, development and hosting services to credit unions and one that provides electronic archiving services to credit unions. Our future growth depends on our ability to provide more services and different kinds of services to our existing and new customers. We cannot be certain that we will be able to do that. There are approximately 12,600 credit unions in the United States with combined assets of more than $375 billion and approximately 73 million members.
Our success in the near term will depend on our ability to capture a significant percentage of the credit union services market and to expand the services we provide to our existing credit union customers. We cannot assure you we will be able to do so.

Because we have not established a backup system, there may be temporary interruptions in our service
-----------------------------------------------------------------------

     Our business depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Any system interruptions that cause our services to be unavailable to our credit union customers would greatly reduce the attractiveness of our services and would materially damage our business, financial condition, and operating results. Substantially all of our computer and communications hardware is located at a single leased facility in metro Denver, Colorado, which has finite backup protection. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. We presently do not have redundant, or backup, systems in separate geographic locations for our network, nor do we have a formal disaster recovery plan. We do store copies of critical data from our internal systems and customers' systems, including the source code of our proprietary software, at a second location. We carry business interruption insurance which will compensate us for up to twelve months of actual losses of business income due to physical loss of or damage to property at our principal facility in metro Denver. This insurance is limited and may not compensate us for all of our losses. The design of our network architecture includes some redundancy and disaster recovery capabilities, but these capabilities will not be available until we have installed and connected at least one other network server farm with capacity similar to our Denver facility. We can't predict today when that second installation will be completed.

Because of the importance to us of David Selina's experience and contacts in the credit union industry, and Jeff Marshall's technical expertise, our success may be dependent on our ability to retain these individuals
---------------------------------------------------------------------

     We believe that the credit union and related management experience of David J. Selina, our president, chief executive officer and chief operating officer, is important to our success. We also believe that the software development ability of Jeff Marshall, vice president of Software Development, is important to our success. While we recently lost the services of our former chief executive officer, Craig Lassen, who resigned in March of 1999 to pursue other interests, we believe that the current management team is highly qualified to carry out our business expansion plans. We recently entered into an agreement with Mr. Lassen under which he will provide up to 360 hours of consulting services relating to our business generally, including telecommunications matters. As of the date of this prospectus, we have not utilized a significant amount of the hours available to us. We have employment contracts with David Selina, Jeff Marshall and another key executive, Marshall Aster, our chief financial officer. We have purchased $1,000,000 of key man insurance on each of David Selina and Jeff Marshall. We have relied on our direct sales force for sales of our products and services.

Our success may be dependent on our ability to attract and retain personnel qualified in Internet and network services
-----------------------------------------------------------------

     We will need to hire more people in sales, customer service and other areas in 1999 and beyond if we grow as we expect to. Competition for qualified people in the Internet services and software industry, particularly in the network services field, is intense. We compete with bigger and better financed software and Internet services companies for these employees. Our future success may depend on whether we can attract, retain and motivate highly qualified personnel. We can't assure you that we will be able to do so.

Because our business involves the transmission of confidential financial information over the Internet, we could be liable if our electronic security measures should fail
------------------------------------------------------------------------

     We represent to our credit union customers that our Internet-based network and transactional banking software are secured and protected by multiple security measures, seven days a week, 24 hours a day, with electronic monitoring and activity tracking, and industry-standard software encryption. We believe that these features are an important factor in convincing credit unions to buy our products and services, and encouraging their members to use our Internet network systems for their personal and sometimes sensitive financial transactions. Although we believe our systems will prevent unauthorized access to credit union and personal information, it is impossible to eliminate all risk of unauthorized access. Despite all the measures we have taken, our products may be vulnerable to physic